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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13G
                                (Amendment No. 1)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                    CORPBANCA
                                ----------------
                                (Name of Issuer)

                           Common Stock, no par value
                         ------------------------------
                         (Title of Class of Securities)

                                    21987A209
                                 --------------
                                 (CUSIP Number)

                                December 31, 2005
             -------------------------------------------------------
             (Date of Event Which Required Filing of this Statement)

        Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [X] Rule 13d-1(d)

================================================================================

CUSIP No. 21987A209                    13G                     Page 2 of 9 Pages

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Corp Group Banking S.A.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                   (b) [ ]

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Santiago, Chile

                     5     SOLE VOTING POWER

                           112,530,207,591

NUMBER OF SHARES     6     SHARED VOTING POWER
BENEFICIALLY
OWNED BY                   0
EACH REPORTING
PERSON WITH:         7     SOLE DISPOSITIVE POWER

                           112,530,207,591

                     8     SHARED DISPOSITIVE POWER

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     112,530,207,591

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES                                                    [ ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     49.6%

12   TYPE OF REPORTING PERSON

     CO

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CUSIP No. 21987A209                    13G                     Page 3 of 9 Pages

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Compania Inmobiliaria y de Inversiones Saga S.A.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                   (b) [ ]

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Santiago, Chile

                     5     SOLE VOTING POWER

                           18,032,162,741

NUMBER OF SHARES     6     SHARED VOTING POWER
BENEFICIALLY
OWNED BY                   0
EACH REPORTING
PERSON WITH:         7     SOLE DISPOSITIVE POWER

                           18,032,162,741

                     8     SHARED DISPOSITIVE POWER

                           0

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     18,032,162,741

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES                                                    [ ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     7.9%

12   TYPE OF REPORTING PERSON

     CO

CUSIP No. 21987A209                    13G                     Page 4 of 9 Pages

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Alvaro Saieh Bendeck

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                   (b) [ ]

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Chile

                     5     SOLE VOTING POWER

                           130,562,370,332

NUMBER OF SHARES     6     SHARED VOTING POWER
BENEFICIALLY
OWNED BY                   0
EACH REPORTING
PERSON WITH:         7     SOLE DISPOSITIVE POWER

                           130,562,370,332

                     8     SHARED DISPOSITIVE POWER

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     130,562,370,332

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES                                                    [ ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     57.5%

12   TYPE OF REPORTING PERSON

     IN

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CUSIP No. 21987A209                    13G                     Page 5 of 9 Pages

ITEM 1.

             (a)  Name of Issuer:

                    Corpbanca

             (b)  Address of Issuer's Principal Executive Offices:

                    Huerfanos 1072, Santiago, Chile.

ITEM 2.

             (a)  Name of Person Filing:

                    1)  Corp Group Banking S.A. ("Banking").

                    2)  Compania Inmobiliaria y de Inversiones Saga S.A.
                        ("Saga").

                    3)  Alvaro Saieh Bendeck ("Mr. Saieh Bendeck").

             (b)  Address of Principal Business Office or, if none, Residence:

                    1) The address of the principal business office of Banking is Av. Vitacura 4380, Piso 15, Santiago, Chile.

                    2) The address of the principal business office of Saga is Av. Vitacura 4380, Piso 16, Santiago, Chile.

                    3) The address of the principal business office of Mr. Saieh Bendeck is: c/o Compania Inmobiliaria y de Inversiones Saga S.A. Av. Vitacura 4380, Piso 16, Santiago, Chile.

             (c)  Citizenship or Place of Organization:

                    1)  The place of organization of Banking is Chile.

                    2)  The place of organization of Saga is Chile.

                    3) The citizenship of Mr. Saieh Bendeck is Chilean.

             (d)  Title of Class of Securities:

                    1)  Banking holds common stock, no par value.

                    2)  Saga holds common stock, no par value.

                    3)  Mr. Saieh Bendeck holds common stock, no par value.

             (e)  CUSIP Number:

                    21987A209

CUSIP No. 21987A209                    13G                     Page 6 of 9 Pages

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c) CHECK WHETHER THE PERSON FILING IS A:

             (a)  [ ]  Broker or dealer registered under section 15 of the Act
                       (15 U.S.C. 78o);

             (b)  [ ]  Bank as defined in section 3(a)(6) of the Act
                       (15 U.S.C. 78c);

             (c)  [ ]  Insurance company as defined in section 3(a)(19) of the
                       Act (15 U.S.C. 78c);

             (d)  [ ]  Investment company registered under section 8 of the
                       Investment Company Act of 1940 (15 U.S.C. 80a-8);

             (e)  [ ]  An investment adviser in accordance with Section
                       240.13d-1(b)(1)(ii)(E);

             (f)  [ ]  An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

             (g)  [ ]  A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

             (h)  [ ]  A savings association as defined in section 3(b) of the
                       Federal Deposit Insurance Act (12 U.S.C. 1813);

             (i)  [ ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

             (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.      OWNERSHIP.

             (a)  Amount beneficially owned:

                    1)  Banking: See Row 9 of page 2.

                    2)  Saga: See Row 9 of page 3.

                    3)  Mr. Saieh Bendeck: See Row 9 of page 4.

             (b)  Percent of class:

                    1)  Banking: See Row 11 of page 2.

                    2)  Saga: See Row 11 of page 3.

                    3)  Mr. Saieh Bendeck: See Row 11 of page 4.

CUSIP No. 21987A209                    13G                     Page 7 of 9 Pages

             (c)  Number of shares as to which the person has:

                    (i)    Sole power to vote or to direct the vote:

                           1)  Banking: See Row 5 of page 2.

                           2)  Saga: See Row 5 of page 3.

                           3)  Mr. Saieh Bendeck: See Row 5 of page 4.

                    (ii)   Shared power to vote or to direct the vote:

                           1)  Banking: See Row 6 of page 2.

                           2)  Saga: See Row 6 of page 3.

                           3)  Mr. Saieh Bendeck: See Row 6 of page 4.

                    (iii) Sole power to dispose or to direct the disposition of:

                           1)  Banking: See Row 7 of page 2.

                           2)  Saga: See Row 7 of page 3.

                           3)  Mr. Saieh Bendeck: See Row 7 of page 4.

                    (iv) Shared power to dispose or to direct the disposition of:

                           1)  Banking: See Row 8 of page 2.

                           2)  Saga: See Row 8 of page 3.

                           3)  Mr. Saieh Bendeck: See Row 8 of page 4.

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

             Not Applicable.

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

             Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

             Not Applicable.

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

             Not Applicable.

CUSIP No. 21987A209                    13G                     Page 8 of 9 Pages

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP.

             Not Applicable.

ITEM 10.     CERTIFICATION.

             Not Applicable.

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CUSIP No. 21987A209                    13G                     Page 9 of 9 Pages

                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2006

                                                CORP GROUP BANKING S.A.


                                                By: /s/ Jorge Andres Saieh
                                                    ---------------------
                                                Name:  Jorge Andres Saieh
                                                Title: Director


                                                COMPANIA INMOBILIARIA Y DE
                                                 INVERSIONES SAGA S.A.


                                                By: /s/ Pilar Danobeitia Estades
                                                    ---------------------------
                                                Name:  Pilar Danobeitia Estades
                                                Title: General Manager


                                                By: /s/ Alvaro Saieh Bendeck
                                                    --------------------
                                                    Alvaro Saieh Bendeck

                             JOINT FILING AGREEMENT

        The undersigned hereby agree that the statement on the Schedule 13G, dated February 14, 2006, (the "Schedule 13G"), with respect to the common stock, no par value, of Corpbanca is filed on behalf of each of the undersigned on
Schedule 13G (including amendments thereto) pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an exhibit to the Schedule 13G. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G (including amendments thereto), and for the completeness and accuracy of the information concerning itself contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

        IN WITNESS WHEREOF, the undersigned have executed this Agreement as of this 14th day of February, 2006.

                                                CORP GROUP BANKING S.A.


                                                By: /s/ Jorge Andres Saieh
                                                    ---------------------
                                                Name:  Jorge Andres Saieh
                                                Title: Director


                                                COMPANIA INMOBILIARIA Y DE
                                                 INVERSIONES SAGA S.A.


                                                By: /s/ Pilar Danobeitia Estades
                                                    ---------------------------
                                                Name:  Pilar Danobeitia Estades
                                                Title: General Manager


                                                By: /s/ Alvaro Saieh Bendeck
                                                    --------------------
                                                    Alvaro Saieh Bendeck